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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

     NEWMAN                          STEVEN                 A.
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   (Last)                           (First)             (Middle)

     1100 Dogwood Drive
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                                    (Street)

     McLean                          Virginia            22101-2218
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     Xybernaut Corporation (XYBR)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

          September 1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [ X ]  Form filed by one Reporting Person
   [   ]  Form filed by more than one Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock, $.01 par value            09/21/99       P                500      A     $1.09375  1,612,190       D
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Common Stock, $.01 par value            09/21/99       P              1,500      A     $1.0625
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Common Stock, $.01 par value            09/15/99       P                500      A     $1.09375
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Common Stock, $.01 par value            09/10/99       P                300      A     $1.28125
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Common Stock, $.01 par value            09/09/99       P                500      A     $1.3125
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Common Stock, $.01 par value            09/09/99       P                500      A     $1.4375
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Common Stock, $.01 par value            09/01/99       P                200      A     $1.5625
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Common Stock, $.01 par value            08/31/99       P                200      A     $1.53125
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Common Stock, $.01 par value            08/30/99       P                500      A     $1.59375
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Common Stock, $.01 par value            08/26/99       P                500      A     $1.84375
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Common Stock, $.01 par value            08/25/99       P                500      A     $1.75
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Common Stock, $.01 par value                                                                         5,000     I(1)     By Son
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Common Stock, $.01 par value                                                                         5,000     I(2)     By Daughter
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Common Stock, $.01 par value                                                                       100,000     I(3)     By Trust
====================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Explanation of Responses:

1.   Mr. Newman disclaims beneficial  ownership of all securities held by his son and this report shall not be deemed an admission that the reporting person is the beneficial owner of these shares for purposes of Section 16 or for any other purpose.

2.   Mr.  Newman  disclaims beneficial  ownership  of all  securities  held by his daughter and this report shall not be deemed an admission  that the  reporting  person is the  beneficial  owner of these  shares for purposes of Section 16 or for any other purpose.

3.   Represents  100,000 shares  beneicially owned by an irrevocable trust Mr. Newman established for the benefit of his children.
     Mr.  Newman  disclaims beneficial  ownership  of all such shares and this report  shall not be deemed an  admission  that the reporting person is the beneficial owner of these shares for purposes of Section 16 or for any other purpose.


        /s/ / Steven A. Newman                                October 9, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

       Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.




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